EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Three-Month					Nine-Month
	Period Ended	Years Ended December 31,				Period Ended
	March 31, 2011	2010	2009	2008	2007	December 31, 2006
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$189	$777	$784	$703	$665	$253
Add:
Fixed charges	98	392	398	349	322	221
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	(8)	(7)	(6)	(6)
Total earnings available for fixed charges	$287	$1,169	$1,174	$1,045	$981	$468

Fixed Charges:
Interest expense	$96	$387	$394	$343	$314	$215
Estimated interest portion of rentals
charged to expense	2	5	4	6	8	6
Total fixed charges	$98	$392	$398	$349	$322	$221

Ratio of Earnings to Fixed Charges	2.9 x	3.0 x	2.9 x	3.0 x	3.0 x	2.1 x